Exhibit 99.3

EXTRAORDINARY GENERAL MEETING

OF ARGENX SE

EXPLANATORY NOTES

The following item on the agenda of the extraordinary general meeting of argenx SE (the "Company") shall be discussed and/or put to a vote. The number in the list correspond to the number on the agenda.

2. Appointment of Steve Krognes as non-executive director to the board of directors of the Company (voting item)

The Board proposes to appoint Steve Krognes as a non-executive director of the Company with effect from the date of this extraordinary general meeting. Werner Lanthaler shall resign as non-executive director of the Company as per the date of this extraordinary general meeting, subject to the appointment of Steve as non-executive director by the general meeting.

The proposed appointment is for a term ending on the day of the annual general meeting of shareholders to be held in 2027. The proposed appointment is in accordance with the Company's articles of association and takes into account the pursued composition and profile of the Board as apparent from the Company's profile for the non-executive directors which is available on the Company website.

In making this proposal, the Board has taken into consideration Steve Krognes’ skills, knowledge and expertise built up during his career.

Steve Krognes (age 54) serves on the boards of Guardant Health, Denali Therapeutics, Gritstone Bio and RLS Global. He previously served on the board of Corvus Pharmaceuticals.

Steve was the CFO of Denali Therapeutics from 2015 until retiring from that position in April 2022. Steve joined Denali Therapeutics as the founding CFO, building and leading the finance team as well as supervising the IT and facilities functions. He led successful financings for Denali, including the initial public offering in 2017, and has contributed significantly to the company’s strategy, growth and strong financial position. His extensive leadership experience in the biotech and pharmaceutical industry includes 12 years at Roche / Genentech, serving as CFO of Genentech for six years and global head of Roche’s Mergers & Acquisition team for six years. He chaired the Genentech Access to Care Foundation and represented Genentech on the board and executive committee of the California Life Science Association. Before that, he worked as an investment banker at Goldman Sachs, as a management consultant at McKinsey & Company, and as a venture capitalist in Scandinavia. Steve holds an MBA from Harvard Business School and a BS in economics from the Wharton School of the University of Pennsylvania.

Steve brings strong financial and compliance expertise, valuable industry knowledge and the right profile to support the company in its innovative, entrepreneurial mission. It is envisaged that Steve will become the chairperson of the Audit and Compliance Committee of the Board of Directors.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	1

Steve Krognes holds no shares in argenx SE.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com	2